Form 5/A ☐ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). ☐ Form 3 Holdings Reported ☐ Form 4 Transactions Reported
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the
Securities Exchange Act of 1934, Section 17(a) of the
Public Utility Holding Company Act of 1935 or Section 30(h)
of the Investment Company Act of 1940
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1.	Name and Address of Reporting Person*

Good Steven

(Last) (First) (Middle)

c/o OSI Systems, Inc. 12525 Chadron Ave.

(Street)

Hawthorne CA 90250

(City) (State) (Zip)

2.	Issuer Name and Ticker or Trading Symbol

OSI Systems, Inc. (OSIS)

3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4.	Statement for Month/Year

6/02

5.	If Amendment, Date of Original (Month/Year)

6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)

☒ Director ☐ 10% Owner ☐ Officer (give title below) ☐ Other (specify below)

7.	Individual or Joint/Group Reporting (Check applicable line) ☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)

Common Stock

2.	Transaction Date (Month/Day/Year)

3/14/02

3.	Transaction Code (Instr. 8)

S

4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

		Amount (A) or (D)	Price

		5,000 D	26.00

5.	Amount of Securities Beneficially Owned at the end of Issuer’s Fiscal Year (Instr. 3 and 4)

5,000

6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)

I

7.	Nature of Indirect Beneficial Ownership (Instr. 4)

	,	Good, Swartz, Brown & Berns Pension Sharing Plan

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)

Options to Purchase Common Stock

2.	Conversion or Exercise Price of Derivative Security

19.95

3.	Transaction Date (Month/Day/Year)

1/29/02

4.	Transaction Code (Instr. 8)

A

5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

	(A) 10,000	(D)

6.	Date Exercisable and Expiration Date (Month/Day/Year)

	Date Exercisable *	Expiration Date 1/29/07

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)

	Title Common Stock	Amount or Number of Shares 10,000

8.	Price of Derivative Security (Instr. 5)

19.95

9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)

27,500

10.	Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)

D

11.	Nature of Indirect Beneficial Ownership (Instr. 4)

Explanation of Responses:

* Vested over three year period from the grant date.

/s/ Steven Good	8/27/02
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Last update: 07/30/2002